                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           IBIS TECHNOLOGY CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $0.008 PAR VALUE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    450909106
                                -----------------
                                 (CUSIP Number)

                                         Copy to:    Stephen A. Cohen, Esq.
           Wheatley Partners, L.P.                   Morrison Cohen Singer &
           80 Cuttermill Road, Suite 311              Weinstein, LLP
           Great Neck, New York, 11021               750 Lexington Avenue
           Telephone (516) 773-1024                  New York, New York 10022
                                                     Telephone (212) 735-8600

           --------------------------------------------------------
           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                                  December 3, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space___.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                 - 1 of 20 -

CUSIP
No. 450909106                            13D


-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                   Wheatley Partners, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*               (a)  /x/
                                                                     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*    WC

-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization                            Delaware

-------------------------------------------------------------------------------
                             (7) Sole Voting Power
                                    338,649 shares                        6.6%
                             --------------------------------------------------
   Number of                 (8) Shared Voting Power
    Shares                           21,351 shares                        0.4%
  Beneficially               --------------------------------------------------
    Owned By                 (9) Sole Dispositive Power
     Each                           338,649 shares                        6.6%
   Reporting                  --------------------------------------------------
    Person                   (10) Shared Dispositive Power
     With                            21,351 shares                        0.4%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
                    360,000 shares
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                            7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*                PN
-------------------------------------------------------------------------------


                                    - 2 of 20 -

CUSIP
No. 450909106                            13D


-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                          Barry Rubenstein
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*               (a)  /x/
                                                                     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*    WC

-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required              / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization                        United States

-------------------------------------------------------------------------------
                             (7) Sole Voting Power
                                        0 shares                            0%
                             --------------------------------------------------
   Number of                 (8) Shared Voting Power
    Shares                           360,000 shares                         7%
  Beneficially               --------------------------------------------------
    Owned By                 (9) Sole Dispositive Power
     Each                               0 shares                            0%
   Reporting                  --------------------------------------------------
    Person                   (10) Shared Dispositive Power
     With                            360,000 shares                         7%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
                    360,000 shares
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                            7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                IN
-------------------------------------------------------------------------------


                                 - 3 of 20 -

CUSIP
No. 450909106                            13D


-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                          Irwin Lieber
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*               (a)  /x/
                                                                     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*    WC

-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization                        United States

-------------------------------------------------------------------------------
                             (7) Sole Voting Power
                                        0 shares                            0%
                             --------------------------------------------------
   Number of                 (8) Shared Voting Power
    Shares                           360,000 shares                         7%
  Beneficially               --------------------------------------------------
    Owned By                 (9) Sole Dispositive Power
     Each                               0 shares                            0%
   Reporting                  --------------------------------------------------
    Person                   (10) Shared Dispositive Power
     With                            360,000 shares                         7%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
                    360,000 shares
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                            7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                IN
-------------------------------------------------------------------------------


                                   - 4 of 20 -

CUSIP
No. 450909106                            13D


-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                         Barry Fingerhut
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*               (a)  /x/
                                                                     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*    WC

-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization                        United States

-------------------------------------------------------------------------------
                             (7) Sole Voting Power
                                        0 shares                            0%
                             --------------------------------------------------
   Number of                 (8) Shared Voting Power
    Shares                           360,000 shares                         7%
  Beneficially               --------------------------------------------------
    Owned By                 (9) Sole Dispositive Power
     Each                               0 shares                            0%
   Reporting                  --------------------------------------------------
    Person                   (10) Shared Dispositive Power
     With                            360,000 shares                         7%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
                    360,000 shares
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                            7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                IN
-------------------------------------------------------------------------------


                                    - 5 of 20 -

CUSIP
No. 450909106                            13D


-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                         Wheatley Partners LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*               (a)  /x/
                                                                     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*    WC

-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization                              Delaware

-------------------------------------------------------------------------------
                             (7) Sole Voting Power
                                        0 shares                            0%
                             --------------------------------------------------
   Number of                 (8) Shared Voting Power
    Shares                           360,000 shares                         7%
  Beneficially               --------------------------------------------------
    Owned By                 (9) Sole Dispositive Power
     Each                               0 shares                            0%
   Reporting                  --------------------------------------------------
    Person                   (10) Shared Dispositive Power
     With                            360,000 shares                         7%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
                    360,000 shares
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                            7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                OO
-------------------------------------------------------------------------------


                                 - 6 of 20 -

CUSIP
No. 450909106                            13D


-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                            Seth Lieber
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*               (a)  /x/
                                                                     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*    WC

-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization                        United States

-------------------------------------------------------------------------------
                             (7) Sole Voting Power
                                        0 shares                            0%
                             --------------------------------------------------
   Number of                 (8) Shared Voting Power
    Shares                           360,000 shares                         7%
  Beneficially               --------------------------------------------------
    Owned By                 (9) Sole Dispositive Power
     Each                               0 shares                            0%
   Reporting                  --------------------------------------------------
    Person                   (10) Shared Dispositive Power
     With                            360,000 shares                         7%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
                    360,000 shares
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                            7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                IN
-------------------------------------------------------------------------------


                                 - 7 of 20 -

CUSIP
No. 450909106                            13D


-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                          Jonathan Lieber
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*               (a)  /x/
                                                                     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*    WC

-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization                        United States

-------------------------------------------------------------------------------
                             (7) Sole Voting Power
                                        0 shares                            0%
                             --------------------------------------------------
   Number of                 (8) Shared Voting Power
    Shares                           360,000 shares                         7%
  Beneficially               --------------------------------------------------
    Owned By                 (9) Sole Dispositive Power
     Each                               0 shares                            0%
   Reporting                  --------------------------------------------------
    Person                   (10) Shared Dispositive Power
     With                            360,000 shares                         7%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
                    360,000 shares
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                            7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                IN
-------------------------------------------------------------------------------


                                   - 8 of 20 -

CUSIP
No. 450909106                            13D


-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                          Matthew A. Smith
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*               (a)  /x/
                                                                     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*    WC

-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization                         United States

-------------------------------------------------------------------------------
                             (7) Sole Voting Power
                                        0 shares                            0%
                             --------------------------------------------------
   Number of                 (8) Shared Voting Power
    Shares                           360,000 shares                         7%
  Beneficially               --------------------------------------------------
    Owned By                 (9) Sole Dispositive Power
     Each                               0 shares                            0%
   Reporting                  --------------------------------------------------
    Person                   (10) Shared Dispositive Power
     With                            360,000 shares                         7%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
                    360,000 shares
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                            7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                IN
-------------------------------------------------------------------------------


                                  - 9 of 20 -

CUSIP
No. 450909106                            13D


-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                        Wheatley Management Ltd.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*               (a)  /x/
                                                                     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*    WC

-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization               Cayman Islands, B.W.I.

-------------------------------------------------------------------------------
                             (7) Sole Voting Power
                                        0 shares                            0%
                             --------------------------------------------------
   Number of                 (8) Shared Voting Power
    Shares                           360,000 shares                         7%
  Beneficially               --------------------------------------------------
    Owned By                 (9) Sole Dispositive Power
     Each                               0 shares                            0%
   Reporting                  --------------------------------------------------
    Person                   (10) Shared Dispositive Power
     With                            360,000 shares                         7%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
                    360,000 shares
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                            7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                OO
-------------------------------------------------------------------------------


                                  - 10 of 20 -

CUSIP
No. 450909106                            13D


-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                   Wheatley Foreign Partners, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*               (a)  /x/
                                                                     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*    WC

-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization                            Delaware

-------------------------------------------------------------------------------
                             (7) Sole Voting Power
                                    21,351 shares                         0.4%
                             --------------------------------------------------
   Number of                 (8) Shared Voting Power
    Shares                         338,649 shares                         6.6%
  Beneficially               --------------------------------------------------
    Owned By                 (9) Sole Dispositive Power
     Each                           21,351 shares                         0.4%
   Reporting                  --------------------------------------------------
    Person                   (10) Shared Dispositive Power
     With                          338,649 shares                         6.6%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned By Each Reporting Person
                                    360,000 shares
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                            7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                               PN
-------------------------------------------------------------------------------


                                 -  11 of 20 -

     This statement, dated December 3, 1996, constitutes Amendment No. 1 to the
Schedule 13D, dated October 28, 1996, regarding the reporting person's ownership of common stock of IBIS Technology Corporation (the "Issuer").

     The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 2.   IDENTITY AND BACKGROUND

     1. (a) WHEATLEY PARTNERS, L.P., a limited partnership organized under the laws of the State of Delaware ("Wheatley").

          Wheatley Partners LLC is the general partner of Wheatley. The limited partners of Wheatley include certain other investors.

     2. (a) BARRY RUBENSTEIN, a member and Chief Executive Officer of Wheatley Partners LLC, the general partner of Wheatley and a general partner of Wheatley Foreign Partners, L.P.

     3. (a) IRWIN LIEBER, a member and President, Secretary and Treasurer of Wheatley Partners LLC, the general partner of Wheatley and a general partner of Wheatley Foreign Partners L.P., and President and a Director of Wheatley Management Ltd., a general partner of Wheatley Foreign Partners, L.P.

     4. (a) BARRY FINGERHUT, a member and Executive Vice President of Wheatley Partners LLC, the general partner of Wheatley and a general partner of Wheatley Foreign Partners, L.P.

     5. (a) WHEATLEY PARTNERS LLC, a limited liability company organized under the laws of the State of Delaware ("Wheatley LLC").

          Wheatley LLC is the general partner of Wheatley, and also a general partner of Wheatley Foreign Partners, L.P.


                                  - 12 of 20 -

     6. (a) SETH LIEBER, a member and a Vice President of Wheatley LLC, the general partner of Wheatley and a general partner of Wheatley Foreign Partners, L.P.

     7. (a) JONATHAN LIEBER, a member and a Vice President of Wheatley LLC, the general partner of Wheatley and a general partner of Wheatley Foreign Partners, L.P.

     8. (a) MATTHEW A. SMITH, a member and a Vice President of Wheatley LLC, the general partner of Wheatley and a general partner of Wheatley Foreign Partners, L.P.

     9. (a) WHEATLEY FOREIGN PARTNERS, L.P., a limited partnership organized under the laws of Delaware ("Wheatley Foreign").

          (b)  Address:  Third Floor
                         One Capital Place
                         P.O. Box 1062
                         George Town, Grand Cayman
                         Cayman Islands, B.W.I.

          (c)  Principal Business:  Investments.
          (d)  No.
          (e)  No.

          The general partners of Wheatley Foreign are Wheatley LLC, and Wheatley Management Ltd.

     10. (a) WHEATLEY MANAGEMENT LTD., a company incorporated in the Cayman Islands ("Wheatley Management").

          (b)  Address:  Third Floor
                         One Capital Place
                         P.O. Box 1062
                         George Town, Grand Cayman
                         Cayman Islands, B.W.I.

          (c)  Principal Business:  Investments.
          (d)  No.
          (e)  No.

          Wheatley Management is a general partner of Wheatley Foreign.


                                  - 13 of 20 -

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          From September 20, 1996 through November 4, 1996, Wheatley made open market purchases of Common Stock of the Issuer. On December 3, 1996, in connection with the Co-investment Agreement, Wheatley delivered 21,351 shares of Common Stock of the Issuer which it had previously purchased in the open market over the period from September 20, 1996 through November 4, 1996, to Wheatley Foreign. Wheatley Foreign reimbursed Wheatley for the purchase price of the shares of Common Stock purchased on the open market on behalf of Wheatley Foreign.

ITEM 4.   PURPOSE OF THE TRANSACTION.

          The reporting persons acquired their shares for purposes of investment. The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

          (a) The following list sets forth the aggregate number and percentage (based on 5,169,352 shares of Common Stock outstanding as reported by the Issuer in its 10-Q for the fiscal quarter ended September 30, 1996 of outstanding shares of Common Stock owned beneficially by each person named in Item 2, as of December 3, 1996:


                                       Shares of         Percentage of Shares of
                                      Common Stock            Common Stock
       Name                         Beneficially Owned     Beneficially Owned
       ----                         ------------------     ------------------
Wheatley Partners, L.P.(1)               360,000                     7%
Barry Rubenstein(2)                      360,000                     7%
Irwin Lieber(2)                          360,000                     7%
Barry Fingerhut(2)                       360,000                     7%
Wheatley Partners LLC(2)                 360,000                     7%
Seth Lieber(2)                           360,000                     7%
Jonathan Lieber(2)                       360,000                     7%
Matthew A. Smith(2)                      360,000                     7%
Wheatley Foreign Partners, L.P.(3)       360,000                     7%

---------------

    (1) Includes 338,649 Shares of Common Stock owned by Wheatley. Wheatley disclaims beneficial ownership of 21,351 shares of Common Stock owned by Wheatley Foreign.

    (2) The reporting person disclaims beneficial ownership of these securities except to the extent of its equity ownership therein.

    (3) Includes 21,351 Shares of Common Stock owned by Wheatley Foreign. Wheatley Foreign disclaims beneficial ownership of 338,649 Shares of Common Stock owned by Wheatley.


                                  - 14 of 20 -

Wheatley Management Ltd.(2)             360,000             7%


          (b) Wheatley has sole power to vote and dispose of 338,649 shares of Common Stock, representing approximately 6.6% of the outstanding Common Stock and may be deemed to have shared power to vote and dispose of 21,351 shares of Common Stock representing approximately 0.4% of the outstanding Common Stock.

          By virtue of being a member and an officer of Wheatley LLC, Barry Rubenstein may be deemed to have shared power to vote and dispose of 360,000 shares of Common Stock, representing approximately 7% of the outstanding Common Stock.

          By virtue of being a member and an officer of Wheatley LLC, Irwin Lieber may be deemed to have shared power to vote and dispose of 360,000 shares of Common Stock, representing approximately 7% of the outstanding Common Stock.

          By virtue of being a member and an officer of Wheatley LLC, Barry Fingerhut may be deemed to have shared power to vote and dispose of 360,000 shares of Common Stock, representing approximately 7% of the outstanding Common Stock.

          By virtue of being the general partner of Wheatley, Wheatley LLC may be deemed to have shared power to vote and dispose of 360,000 shares of Common Stock, representing approximately 7% of the outstanding Common Stock. By virtue of being a general partner of Wheatley Foreign, Wheatley LLC may be deemed to have shared power to vote and dispose of 360,000 shares of Common Stock, representing approximately 7% of the outstanding stock.

          By virtue of being a member and an officer of Wheatley LLC, Seth Lieber may be deemed to have shared power to vote and dispose of 360,000 shares of Common Stock, representing approximately 7% of the outstanding Common Stock.

          By virtue of being a member and an officer of Wheatley LLC, Jonathan Lieber may be deemed to have shared power to vote and dispose of 360,000 shares of Common Stock, representing approximately 7% of the outstanding Common Stock.

          By virtue of being a member and an officer of Wheatley LLC, Matthew A. Smith may be deemed to have shared power to vote and dispose of 360,000 shares of Common Stock, representing approximately 7% of the outstanding Common Stock.

          Wheatley Foreign has sole power to vote and dispose of 21,351 shares of Common Stock representing approximately 0.4% of the outstanding Common Stock and may be deemed to have shared power to vote and dispose of 338,649 shares of Common Stock, representing approximately 6.6% of the outstanding Common Stock.


                                  - 15 of 20 -

          By virtue of being a general partner of Wheatley Foreign, Wheatley Management may be deemed to have shared power to vote and dispose of 360,000 shares of Common Stock, representing approximately 7% of the outstanding stock.

          (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from November 5, 1996 through December 3, 1996, inclusive.

          On December 3, 1996, Wheatley delivered in the aggregate 21,351 shares of Common Stock acquired in the over-the-counter market on behalf of Wheatley Foreign to Wheatley Foreign at prices ranging from $7.25 to $8.56 per share, plus interest on the outstanding balance of the purchase price. On December 3, 1996, Wheatley Foreign paid the purchase price for the shares acquired in the open market by Wheatley on behalf of Wheatley Foreign, and subsequently paid the interest.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Wheatley and Wheatley Foreign have entered into a co-investment agreement (the "Co-investment Agreement") dated as of June 25, 1996 pursuant to which Wheatley and Wheatley Foreign have agreed to act as co-investors with respect to the purchases of securities of certain companies.


                                  - 16 of 20 -

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, correct and complete.

Date:  December 20, 1996
                                   WHEATLEY PARTNERS, L.P.
                                   By:  Wheatley Partners LLC, General Partner

                                   By:  s/Barry Rubenstein
                                      -----------------------------------------
                                       Barry Rubenstein, Chief Executive Officer


                                   WHEATLEY PARTNERS LLC

                                   By:  s/Barry Rubenstein
                                      -----------------------------------------
                                       Barry Rubenstein, Chief Executive Officer

                                        s/Barry Rubenstein
                                      -----------------------------------------
                                       Barry Rubenstein, Individually

                                        s/Irwin Lieber
                                      -----------------------------------------
                                       Irwin Lieber, Individually

                                        s/Barry Fingerhut
                                      -----------------------------------------
                                       Barry Fingerhut, Individually

                                        s/Seth Lieber
                                      -----------------------------------------
                                       Seth Lieber, Individually

                                        s/Jonathan Lieber
                                      -----------------------------------------
                                       Jonathan Lieber, Individually

                                        s/Matthew A. Smith
                                      -----------------------------------------
                                       Matthew A. Smith, Individually


                                   - 17 of 20-

                                   WHEATLEY FOREIGN PARTNERS, L.P.
                                   By:  Wheatley Partners LLC, General Partner

                                   By:  s/Barry Rubenstein
                                      -----------------------------------------
                                       Barry Rubenstein, Chief Executive Officer

                                   WHEATLEY MANAGEMENT LTD.

                                   By:  s/Irwin Lieber
                                      -----------------------------------------
                                        Irwin Lieber, President


ATTENTION:     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
               CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                  - 18 of 20 -

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.008 per share, of Ibis Technology Corporation and that this Agreement be included as an Exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 20th day of December, 1996.

                                   WHEATLEY PARTNERS, L.P.
                                   By:  Wheatley Partners LLC, General Partner

                                   By:  s/Barry Rubenstein
                                      -----------------------------------------
                                       Barry Rubenstein, Chief Executive Officer


                                   WHEATLEY PARTNERS LLC

                                   By:  s/Barry Rubenstein
                                      -----------------------------------------
                                       Barry Rubenstein, Chief Executive Officer

                                        s/Barry Rubenstein
                                      -----------------------------------------
                                       Barry Rubenstein, Individually

                                        s/Irwin Lieber
                                      -----------------------------------------
                                       Irwin Lieber, Individually

                                        s/Barry Fingerhut
                                      -----------------------------------------
                                       Barry Fingerhut, Individually

                                        s/Seth Lieber
                                      -----------------------------------------
                                       Seth Lieber, Individually

                                        s/Jonathan Lieber
                                      -----------------------------------------
                                       Jonathan Lieber, Individually

                                        s/Matthew A. Smith
                                      -----------------------------------------
                                       Matthew A. Smith, Individually


                                   - 19 of 20-

                                   WHEATLEY FOREIGN PARTNERS, L.P.
                                   By:  Wheatley Partners LLC, General Partner

                                   By:  s/Barry Rubenstein
                                      -----------------------------------------
                                       Barry Rubenstein, Chief Executive Officer

                                   WHEATLEY MANAGEMENT LTD.

                                   By:  s/Irwin Lieber
                                      -----------------------------------------
                                        Irwin Lieber, President


                                  - 20 of 20 -